CONFIDENTIAL TREATMENT REQUESTED

BY FORTINET, INC.

FORT - 0004

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

October 26, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara Jacobs
Kathleen Collins
Katherine Wray
Jason Nietharner

Re:	Fortinet, Inc.
Form S-1
Filed on August 10, 2009
File No. 333-161190

Ladies and Gentlemen:

On behalf of Fortinet, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 23, 2009, relating to Amendment No. 2 to the Company’s Form S-1 Registration Statement (File No. 333-161190) filed with the Commission on October 13, 2009.

Through EDGAR, the Company is concurrently filing Amendment No. 3 to the Registration Statement. For the Staff’s convenience, we are enclosing with this response letter, marked copies of Amendment No. 3.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 26, 2009	BY FORTINET, INC.
Page 2	FORT - 0004

General

1. Please note that the comments below are limited to your amendment and response letter dated October 13, 2009. We are continuing to review your response dated October 22, 2009 to our comment letter dated October 19, 2009 and may have further comments based on our review.

The Company understands the Staff is continuing to review the response.

2. We note that there continues to be a number of blank spaces in your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. As previously noted in comment 2 from our letter dated September 4, 2009, please be advised that we will need sufficient time to process your amendment once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

[***]

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 46

3. We note your response to prior comment 8 including the notion that “substantially all” of the backlog is already reflected in deferred revenue on the consolidated balance sheet since you invoice in advance for the entire term of the arrangement. For the most recent fiscal year end and the subsequent interim period, tell us the dollar amount of subscription and service contracts that do not fall into your “substantially all” category and why you believe that disclosure of these amounts is not necessary in light of the disclosure requirement pursuant to Item 101(c)(l)(viii) of Regulation S-K.

The Company respectfully advises the Staff that for the most recent fiscal year end the dollar amount of subscription and services contracts that does not fall into our “substantially all” category was approximately $500,000 for fiscal 2008 and $0 for the nine months ended September 30, 2009. The Company does not believe that such amounts are material to an understanding of its business taken as a whole and therefore does not think such disclosure is required or appropriate pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 26, 2009	BY FORTINET, INC.
Page 3	FORT - 0004

4. We note from your revised disclosures on page 54 that the July 22, 2009 valuation of the company’s common stock was impacted by a decrease in your forecasted operating results due to a reassessment of the company’s growth assumptions given the economic conditions at the time. Please tell us the significance of the change in your growth assumptions and describe further the factors contributing to such change. Also, tell us how you considered including a discussion of the potential decline in the company’s future growth and the potential impact on your future liquidity, capital resources, or results of operations. In this regard, to the extent that past performance may not be indicative of future performance, tell us how you considered Section III.B.3 of SEC Release 33-8350 in determining whether a qualitative and quantitative discussion of these known trends and uncertainties facing the Company is required under Item 303 of Regulation S-K.

[***]

Executive Compensation

Compensation Discussion and Analysis

Determining the Amount of Elements of Executives’ Compensation, page 110

5. We note your responses to prior comments 15 and 16, and the related revisions made to your executive compensation disclosure, including the deletion of the list of “peer group companies” whose compensation practices in prior amendments indicated you reviewed in considering what constitutes competitive compensation. Your revised disclosure continues to indicate that you engage in benchmarking base pay, variable pay and total cash compensation against the compensation practices of other companies obtained from survey data and/or a peer group of companies. For example, we note the following statements:

•

“In establishing our compensation framework for base pay, in order to remain competitive and attract and retain ‘best talent’, we target above-average levels (60th percentile or higher) of base pay compensation for our

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 26, 2009	BY FORTINET, INC.
Page 4	FORT - 0004

named executive officers.... According to Radford and IPAS survey data for companies with comparable annual revenues, actual base pay for 2008 fell between the 60th to 85th percentiles for our named executive officers other than Ken Xie whose base pay was approximately in the 25th,” page 110; and

•

“In 2007, we also engaged a third party consultant to analyze compensation for our executives based on a 60th percentile target against a relevant peer group and survey data selected by the consultant.... According to Radford and IPAS survey data from 2008, total cash compensation for Mr. Ken Xie was approximately in the 10th percentile, for Mr. Michael Xie was approximately in the 70th percentile, for Mr. Goldman was approximately in the 60th percentile, and for Mr. Whittle was approximately in the 55 th percentile,” page 111.

As previously requested, please provide the full disclosure called for by Item 402(b)(2)(xiv) of Regulation S-K with respect to instances in which you benchmark material elements of executive compensation. Such disclosure should include the names of the companies in the “relevant peer group” selected by the consultant in 2007, as well as of the companies whose practices are reflected in each of the surveys you appear to have used for benchmarking material elements of compensation. Please also explain briefly the criteria used to select such companies.

In response to the comments from the Staff, the Company has revised its disclosure on page 110.

Variable Pay, page 111

6. Please name the third-party compensation consultant whose services you engaged in 2007, as it appears from your disclosure that the recommendations received from this advisor are material to an understanding of the company’s executive compensation policies and procedures for 2008.

In response to the comments from the Staff, the Company has revised its disclosure on pages 110 and 111.

7. It is unclear from your disclosure the role, if any, individual performance plays in determining the amount of variable pay awarded to your named executive officers. You state on page 109 that your variable pay programs are based in part on “an assessment of each

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 26, 2009	BY FORTINET, INC.
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individual’s performance,” and you note that a key factor in the process is executive peer review. However, your discussion beginning on page 111 of how actual bonuses were determined for your named executive officers for 2008 relates primarily to corporate performance targets and does not appear to address the consideration, if any, given to individual performance of the named executive officers in awarding bonuses. Please revise to disclose the elements of individual performance taken into account with respect to compensation awards, for example, in connection with the executive peer reviews, as well as how individual performance influenced the amount of bonuses or other compensation awarded. See Item 402(b)(2)(vii) of Regulation S-K

In response to the comments from the Staff, the Company has revised its disclosure on pages 109 and 112.

8. We note that in response to prior comment 17 you have added charts to page 112 providing a graphical depiction of the corporate revenue and operating income targets used for determining incentive compensation, as well as actual achievement against such targets. The note to the table indicates that, “Bonus calculations based on unaudited/preliminary results and exclude the impact of acquisitions. Operating income excludes stock compensation expense.” For performance measures used in determining executive compensation that are non-GAAP financial measures, including the annual “operating income” target and, if applicable, the annual revenue target, please identify such measures as non-GAAP in your filing and ensure that you disclose clearly how each non-GAAP financial measure is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

In response to the comments from the Staff, the Company has revised its disclosure on page 112.

Principal and Selling Stockholders, page 130

9. We note that your amended filing identifies the selling stockholders. As previously requested in comment 25 from our letter dated September 4,2009, now that you have identified the selling stockholders, please ensure that your filing describes the material transactions and relationships between Fortinet and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. Such disclosure should include the material terms of the transactions whereby the shares to be resold, or the securities overlying the shares to be resold, were issued, including the dates the transactions took place and the amount of securities received by the recipients. Please confirm that no selling shareholder is a broker-dealer or broker-dealer affiliate.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 26, 2009	BY FORTINET, INC.
Page 6	FORT - 0004

In response to the comment, the Company does not believe that any of the selling stockholders is a broker-dealer or broker-dealer affiliate. This belief is based on questionnaires that the Company previously circulated to and collected from the selling stockholders. The Company also advises the Staff that the disclosure in the registration statement describes the material transactions and relationships between the Company and each of the selling stockholders during the past three years. In addition, the disclosure identifies selling stockholders who are employees, directors or investment funds affiliated with directors. In addition, with respect to shares acquired within the past three years that are being sold in the offering, the material terms of such transactions have been disclosed. The Company has revised its disclosure on pages 133 through 136 accordingly.

* * * * *

Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 849-3455 or to Carmen Chang, Katharine Martin or John Fore of this office at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Scott Anthony
Scott Anthony

cc:	Ken Xie

Ken Goldman

John Whittle, Esq.

Fortinet, Inc.

Carmen Chang, Esq.

John Fore, Esq.

Katharine Martin, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

John Kelm

Deloitte & Touche LLP

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 26, 2009	BY FORTINET, INC.
Page 7	FORT - 0004

Alan Denenberg, Esq.

Sarah Solum, Esq.

Davis Polk & Wardwell LLP